[GIBSON DUNN LETTERHEAD]

February 28, 2011	James Moloney Direct: 949.451.4343 Fax: 949.475.4756 JMoloney@gibsondunn.com

VIA EDGAR	Client: C 02133-00034

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Ameron International Corporation Preliminary Proxy Statement on Schedule 14A filed February 9, 2011 File No. 001-09102

Dear Mr. Hindin:

On behalf of our client, Ameron International Corporation, a Delaware corporation (the "Company" or "Ameron"), set forth below are the Company's responses to the Staff's comment letter, dated February 16, 2011 (the "Comment Letter"), with respect to the above captioned preliminary proxy statement on Schedule 14A.

The Company's responses to the Staff's comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter.

General

1. We note that the Company's proxy statement was tagged as "PRE14A" on EDGAR. Please note for future reference that the proper filing code for a proxy statement relating to a contested solicitation should be filed as "PREC14A." Refer to the EDGAR Index to Forms found at http://www.sec.gov/info/edgar/forms/eddorm.pdf.

Response: We note the Staff's comment and in the future the proper filing code will be used.

2. If the preliminary proxy statement the Company will file continues to offer its shareholders the option of submitting a proxy by Internet, provide disclosure that includes a description of Internet voting procedures and the validity under applicable state law of proxies granted pursuant to this mechanism of electronic transmission. Provide similar disclosure on the proxy card. See Exchange Act Rule 14a-9 and Interpretation N.17 in our July 1997 Telephone Interpretation Manual publicly available on our website at http://sec.gov/interps/telephone/phonesupplement3.htm.

[GIBSON DUNN LETTERHEAD]

Perry J. Hindin
February 28, 2011

Response: Please refer to page 3 of the definitive proxy statement on Schedule 14A filed on February 28, 2011 and the proxy card, which now contain the required disclosures.

Your Vote is Important, page 3

3. We refer you to the legend text on this page. Please advise how a stockholder could vote the Barington white proxy card as a protest vote against Barington.

Response: We note the Staff's comment and the cited language has been deleted.

Election of Directors, page 5

4. The last paragraph on page 5 indicates that "[u]nless a stockholder indicates otherwise on the proxy card, if a stockholder votes "FOR" all nominees, the proxies will allocate votes between the nominees in their discretion. With a view towards disclosure, please advise us how a holder could "indicate otherwise" to the named proxy holders, including in the scenario where holders vote by telephone or by internet. Please also include a discussion of how this would work for street name stockholders.

Response: We note the Staff's comment and the cited language has been deleted.

Enclosed herewith please also find a signed statement from the Company making the acknowledgements requested in the Comment Letter. We appreciate your prompt attention to this matter. If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (949) 451-4343 or my colleague Jeff Le Sage at (213) 229-7504.

Sincerely,

/s/ James Moloney

James Moloney

JJM/ajm
Enclosure

cc:	Leonard McGill
Senior Vice President, General Counsel and Corporate Secretary
Ameron International Corporation
Jeffrey Le Sage, Esq., Gibson, Dunn & Crutcher LLP

[AMERON LETTERHEAD]

February 28, 2011

VIA EMAIL AND EDGAR

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Ladies and Gentlemen:

Reference is made to your letter, dated February 16, 2011, regarding the Preliminary Proxy Statement on Form 14A filed by Ameron International Corporation ("Ameron") with the Securities and Exchange Commission (the "Commission") on February 9, 2011 (File No. 001-09102).

     Per your request, Ameron hereby acknowledges that:
  it is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

Ameron International Corporation

By:	/s/ Leonard J. McGill
Name: Leonard J. McGill
Title: Senior Vice President, Secretary &
General Counsel